

August 15, 2011

<u>Via E-mail</u>
Jeanene Morgan
Chief Financial Officer
Pacific Entertainment Corporation
5820 Oberlin Drive
Suite 203
San Diego, CA 92121

> **Re:   Pacific Entertainment Corporation**
> **Amendment No. 4 to Form 10-12G**
> **Filed August 3, 2011**
> **File No. 000-54389**

Dear Ms. Morgan:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Loan Lauren P. Nguyen

                                            Loan Lauren P. Nguyen
                                            Special Counsel


cc:     <u>Via E-mail</u>
        Gretchen Cowen, Esq.
        Law Offices of Gretchen Cowen, APC